

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2013

Via E-mail
Sarah Newell
Vice President
The Bank of New York Mellon Trust Company, N.A., as Trustee
919 Congress Avenue, Suite 500
Austin, Texas 78701

Re: **SandRidge Permian Trust**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             Response Letter dated August 21, 2013
             File No. 001-35274

Dear Ms. Newell:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1: Business, page 1

Production and Price History, page 10

1.   We note from your response to comment 4 in our letter dated July 30, 2013 that you have
       determined the separate disclosure of information relating to your natural gas liquids
       (NGLs) as final products sold under Items 1204(a) and 1204(b)(1) of Regulation S-K is
       not warranted. Your determination is based on an application of the 10% "significance"
       criteria from FASB ASC 932-235-20. However, as there is no quantitative threshold
       referenced under Items 1204(a) and 1204(b)(1) of Regulation S-K for the disclosure by
       final product sold, we are not in a position to agree with your assessment. Under your
       circumstances, the lack of separate disclosure of the produced volume is inconsistent with

your separate disclosure of NGL reserves for the same period. Therefore, please revise your disclosure to include the volumes produced and the average sales price received for your natural gas liquids as separate product types within your current tables.

Notes to Consolidated Financial Statements, page F-6

Note 9 Supplemental Information on Oil and Natural Gas Producing Activities, page F-13

Oil and Natural Gas Reserve Quantities (Unaudited), page F-15

2.   We acknowledge your response to comment 6 in our letter dated July 30, 2013 with respect to expanding the disclosure on page F-17 relating to the 2011 and 2012 revisions of previous estimates. Based on the information presented on page F-17, it appears the Trust recognized significant reductions in the December 31, 2011 proved natural gas and natural gas liquids reserves amounting to 1,560.7 MMcf or approximately 22% of the natural gas reserves and 675.9 MBbls or approximately 25% of the natural gas liquids reserves "as a result of revisions due to well performance and pricing during 2012." In light of the requirement for your estimates of proved reserves to be reasonably certain, we re-issue prior comment 6 in part and ask that you please explain to us the proportion of the total change in your 2012 natural gas and natural gas liquids reserves attributable to well performance and the nature of the well performance issues.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant